

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Brian T. Moynihan
Chief Executive Officer
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC 28255

> **Re: Bank of America Corp /DE/**
> **Form 10-K for the fiscal period ending December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal period ending December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights
Income Tax Expense, page 29

1.   Please tell us, and revise future filings, to disclose in greater detail the nature of each significant reconciling item per the guidance in ASC 740-10-50-12, including the $3.8 billion affordable housing/energy/other credit and the $2.1 billion tax law changes credit in 2021.

Specifically, and for each significant reconciling item, please consider the following:
   •   How and when these items were originated;
   •   Significant changes to these items from period-to-period and the reasons why;
   •   Any unique features of each noted material reconciling item; and
   •   Also, please disaggregate by county/subsector to the extent necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or Dave Irving at 202-551-3321 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance